UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934 (Amendment No. ___)*

TEMPLETON RUSSIA AND EAST EUROPEAN FUND, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

88022F105
(CUSIP Number)

July 1, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88022F105

1	NAME OF REPORTING PERSON KGR Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP N/A		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	338,664 (see Item 4)
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	338,664 (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		338,664 Shares (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)		N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		6.0% (see Item 4)
12	TYPE OF REPORTING PERSON (see instructions)		OO

CUSIP No. 88022F105

1	NAME OF REPORTING PERSON KGR, LLC (KGR Series I)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP N/A		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	338,664 (see Item 4)
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	338,664 (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		338,664 Shares (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)		N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		6.0% (see Item 4)
12	TYPE OF REPORTING PERSON (see instructions)		OO

CUSIP No. 88022F105

1	NAME OF REPORTING PERSON KGR, LLC (KGR Series II)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP N/A		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	338,664 (see Item 4)
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	338,664 (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		338,664 Shares (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)		N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		6.0% (see Item 4)
12	TYPE OF REPORTING PERSON (see instructions)		OO

CUSIP No. 88022F105

1	NAME OF REPORTING PERSON KGR, LLC (KGR Series III)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP N/A		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	338,664 (see Item 4)
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	338,664 (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		338,664 Shares (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)		N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		6.0% (see Item 4)
12	TYPE OF REPORTING PERSON (see instructions)		OO

CUSIP No. 88022F105

1	NAME OF REPORTING PERSON King Muir Fund Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP N/A		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	338,664 (see Item 4)
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	338,664 (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		338,664 Shares (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)		N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		6.0% (see Item 4)
12	TYPE OF REPORTING PERSON (see instructions)		OO

CUSIP No. 88022F105

1	NAME OF REPORTING PERSON Kenneth G. Rosenbach
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP N/A		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	338,664 (see Item 4)
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	338,664 (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		338,664 Shares (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)		N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		6.0% (see Item 4)
12	TYPE OF REPORTING PERSON (see instructions)		IN

Item 1(a). Name of Issuer: Templeton Russia and East European Fund, Inc. (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices: The Issuer’s principal executive offices are located at 300 S.E. 2nd Street, Fort Lauderdale, Florida 33301-1923.

Item 2(a).  Name of Person Filing: This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Act:

(i)	KGR, LLC (KGR Series I) (“Series I”), a series of KGR, LLC, a Delaware series limited liability company (“KGR”), with respect to the shares of Common Stock directly owned by Series I;

(ii)	KGR, LLC (KGR Series II) (“Series II”), a series of KGR, with respect to the shares of Common Stock directly owned by Series II;

(iii)	KGR, LLC (KGR Series III) (“Series III”), a series of KGR, with respect to the shares of Common Stock directly owned by Series III;

(iv)	KGR Capital Management, LLC, an Illinois limited liability company (“KGRCM”), as the manager of KGR, with respect to the shares of Common Stock directly owned by each series of KGR;

(v)
King Muir Fund Advisors, LLC, an Illinois limited liability company (“KMFA”), which provides investment advisory services to the individual series of KGR, with respect to the shares of Common Stock directly owned by each series of KGR; and

(iv)	Kenneth G. Rosenbach, as managing member of KGRCM and KMFA, with respect to the shares of Common Stock directly owned by each series of KGR.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”  The Reporting Persons have entered into a Joint Filing Agreement dated July 11, 2013, a copy of which is attached as Exhibit A to this Schedule 13G, pursuant to which the Reporting Persons agreed to file this Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b).  Address of Principal Business Office or, if None, Residence: The address of the principal business office of each of the Reporting Persons is 150 N. Michigan Avenue, Suite 1250, Chicago, Illinois 60601.

Item 2(c). Citizenship:

(i)	Series I, Series II, and Series III are each a series of KGR, which is a Delaware limited liability company.

(ii)	KGRCM is an Illinois limited liability company.

(iii)	KMFA is an Illinois limited liability company.

(iv)	Kenneth G. Rosenbach is a United States citizen.

Item 2(d). Title of Class of Securities: Common Stock, par value $0.001 per share.

Item 2(e). CUSIP No.: 88022F105

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _____________.
Not Applicable.

Item 4. Ownership.

(a)
Amount Beneficially Owned: In the aggregate, KGR, through each of Series I, Series II, and Series III, beneficially owns 338,664 shares of Common Stock, as follows: (i) Series I beneficially owns 13,685 shares; (ii) Series II beneficially owns 231,183 shares; and (iii) Series III beneficially owns 93,796 shares.  KGRCM is the sole manager of KGR, KMFA provides investment advisory services to each series of KGR, and Kenneth G. Rosenbach is the managing member of KGRCM and KMFA.  As a result of these relationships, KGRCM, KMFA, and Mr. Rosenbach may be deemed to be indirect beneficial owners of the shares held directly by Series I, Series II, and Series III.  Neither the filing of this Schedule 13G nor any of its contents shall be deemed an admission by any Reporting Person with respect to the shares of Common Stock indirectly held through each series of KGR that it is the beneficial owner of any of the shares of Common Stock referred to herein for purposes of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.  In addition, despite any shared beneficial ownership of the shares that may be deemed to exist, the Reporting Persons disclaim that they constitute a statutory group within the meaning of Rule 13d-5(b)(1) of the Act.

(b)
Percent of Class: The percentages used herein and in the remainder of this Schedule 13G are calculated based on 5,633,287 shares of the Issuer’s Common Stock issued and outstanding as of June 14, 2013, as disclosed in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the SEC on July 1, 2013.

	(i)	KGR	6.0%
		(A) Series I – 0.2%
		(B) Series II – 4.1%
		(C) Series III – 1.7%
	(ii)	KGRCM	6.0%
	(iii)	KMFA	6.0%
	(iv)	Kenneth G. Rosenbach	6.0%

(c)	Number of Shares as to Which the Person Has:

	(i)	Sole Power to Vote or to Direct the Vote:
		(1) KGR	0
		(2) KGRCM	0
		(3) KMFA	0
		(4) Kenneth G. Rosenbach	0

	(ii)	Shared Power to Vote or to Direct the Vote:
		(1) KGR	338,664
		(A) Series I – 13,685
		(B) Series II – 231,183
		(C) Series III – 93,796
		(2) KGRCM	338,664
		(3) KMFA	338,664
		(4) Kenneth G. Rosenbach	338,664

	(iii)	Sole Power to Dispose or to Direct the Disposition of:
		(1) KGR	0
		(2) KGRCM	0
		(3) KMFA	0
		(4) Kenneth G. Rosenbach	0

	(iv)	Shared Power to Dispose or to Direct the Disposition of:
		(1) KGR	338,664
		(A) Series I – 13,685
		(B) Series II – 231,183
		(C) Series III – 93,796
		(2) KGRCM	338,664
		(3) KMFA	338,664
		(4) Kenneth G. Rosenbach	338,664

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certifications.

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 11, 2013	KGR CAPITAL MANAGEMENT, LLC

	By:	/s/ Kenneth G. Rosenbach
Kenneth G. Rosenbach Principal and Managing Member

KGR, LLC KGR, LLC (KGR SERIES I) KGR, LLC (KGR SERIES II) KGR, LLC (KGR SERIES III)

	By:	KGR Capital Management, LLC, its Manager

	By:	/s/ Kenneth G. Rosenbach
Kenneth G. Rosenbach Principal and Managing Member

KING MUIR FUND ADVISORS, LLC

	By:	/s/ Kenneth G. Rosenbach
Kenneth G. Rosenbach Principal and Managing Member

/s/ Kenneth G. Rosenbach
Kenneth G. Rosenbach, individually

Exhibit A

AGREEMENT OF JOINT FILING

In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a Statement on Schedule 13G, and any amendments thereto, with respect to the Common Stock, par value $0.001 per share, of Templeton Russia and East European Fund, Inc. and that this agreement be included as an Exhibit to such filing and any amendment thereof.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same agreement.

IN WITNESS WHEREOF, each of the undersigned hereby executes this Agreement as of July 11, 2013.

KGR CAPITAL MANAGEMENT, LLC

By:	/s/ Kenneth G. Rosenbach
Kenneth G. Rosenbach Principal and Managing Member

KGR, LLC KGR, LLC (KGR SERIES I) KGR, LLC (KGR SERIES II) KGR, LLC (KGR SERIES III)

By:	KGR Capital Management, LLC, its Manager

By:	/s/ Kenneth G. Rosenbach
Kenneth G. Rosenbach Principal and Managing Member

KING MUIR FUND ADVISORS, LLC

By:	/s/ Kenneth G. Rosenbach
Kenneth G. Rosenbach Principal and Managing Member

/s/ Kenneth G. Rosenbach
Kenneth G. Rosenbach, individually